Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: September 21st, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of September 21st, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: September 21st, 2006	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com
ALTANA AG: Sale of pharmaceuticals business to Nycomed
•	Purchase price of approx. €4.5 billion

•	Joint pharmaceuticals strategy aiming at Europe

•	ALTANA AG will focus on its specialty chemicals activities

•	Susanne Klatten remains majority shareholder
Bad Homburg, September 21, 2006 — ALTANA AG (NYSE: AAA; FSE: ALT) announced today the sale of ALTANA Pharma AG and its entire pharmaceuticals business to Nycomed. The Supervisory Board of ALTANA AG has approved this transaction today. The completion of the transaction is subject to approval by the competent antitrust authorities in the EU and the U.S. It is also subject to approval by an Extraordinary General Meeting of ALTANA AG which will take place in December 2006. Closing is expected by the end of this year. The transfer of the business is planned as of January 1, 2007.
The total purchase price to ALTANA AG is expected to amount to approx. €4.5 billion. This amount consists of a debt-free/cash-free valuation of ALTANA Pharma AG of €4.215 billion and an additional amount of approx. €0.3 billion after price adjustment at closing (net cash/working capital). The net proceeds of the transaction will be transferred to ALTANA AG’s shareholders in 2007. The distribution will come in addition to the dividend for the financial year 2006. It is planned that the Ordinary Annual General Meeting (AGM) scheduled for May 3, 2007, will take the decision on the distribution of the net proceeds and the dividend after approval of the 2006 Financial Statements.
With the divestiture of its pharmaceutical activities, the previously announced separation of ALTANA AG into two separate pharmaceuticals and chemicals businesses will be completed. After the divestiture, ALTANA AG will focus on its specialty chemicals business ALTANA Chemie. ALTANA AG will maintain its stock exchange listing, and Susanne Klatten remains majority shareholder. Susanne Klatten has stated after the Supervisory Board meeting, that she is supportive of the decision taken by ALTANA AG, to sell ALTANA Pharma to Nycomed.
“With this significant step we have now, as previously announced, paved the way for the future strategic development of both the pharmaceuticals as well as the chemicals businesses of the ALTANA Group. After just under 30 years after the foundation of ALTANA in 1977, this is the most defining moment in the Company’s history. The separation of the two divisions, which have so far been managed by the holding company ALTANA AG, into two independently operating companies with different shareholder structures is based on the firm belief that in the planned new constellation both companies will be facing new strategic opportunities for a successful future,” explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG, at the announcement of the transaction.

“In Nycomed we have found a strategic match for our pharmaceuticals business. Combining ALTANA Pharma’s market strength and research capabilities with Nycomed’s strong position within development and in-licensing, provides a sustainable future for the new company,” Dr. Nikolaus Schweickart continued.
“Both Nycomed and ALTANA Pharma are successful and growing companies with highly complementary businesses. Merging the two companies will provide a leadership position in our European home markets and a strong platform in some of the world’s fastest growing pharmaceutical markets, including Russia-CIS and South America,” said Dr. Håkan Björklund, Nycomed CEO.
If the transaction is approved, Dr. Håkan Björklund, Nycomed CEO, and Toni Weitzberg, Chairman of the Nycomed board, respectively will continue as CEO and Chairman of the board of the combined group. Dr. Hans-Joachim Lohrisch, ALTANA Pharma President and CEO, will be a member of the board of the combined group.
About ALTANA
ALTANA AG is an international pharmaceuticals and chemicals Group with sales of €3,272 billion in 2005 and approx. 13,300 employees all over the world. The ALTANA Group is composed of the strategic management holding company, ALTANA AG, and two operating divisions, ALTANA Pharma AG and ALTANA Chemie AG.
ALTANA Pharma AG is the pharmaceutical division of ALTANA AG, headquartered in Konstanz, Germany. ALTANA Pharma is an international pharmaceutical group with about 9,000 employees and over 30 subsidiaries in Europe, North and Latin America, Asia, South Africa and Australia. In 2005, the Company achieved sales of about €2.4 billion, up 12% from 2004. ALTANA Pharma concentrates on innovative pharmaceutical products in therapeutics, imaging (contrast media) and OTC medication. Therapeutics, the most important business area, is based on prescription drugs for gastrointestinal and respiratory diseases.
ALTANA Chemie AG, with headquarters in Wesel/Germany, develops and produces high-quality innovative products in the specialty chemicals business. At present the ALTANA Chemie Group has 34 production facilities and 42 service and research laboratories worldwide. Throughout the Group about 4,400 people work to ensure the success. In 2005, ALTANA Chemie achieved sales of €907 million. The ALTANA Chemie Group has four divisions: Additives & Instruments, Effect Pigments, Electrical Insulation, and Coatings & Sealants. All of these divisions occupy a leading position in their target markets with respect to quality, product solution expertise, innovation and service.
For more information visit www.altana.com
About Nycomed
Nycomed is a pharmaceutical company dedicated to meeting needs in Europe. The company provides hospital products throughout the region and general practitioner and pharmacy medicines in selected markets.
New products are sourced through licensing agreements with research companies. Here Nycomed provides late-stage clinical development, registration and marketing. Headquartered in Roskilde, Denmark, the company employs about 3,500 people throughout Europe and Russia-CIS. Nycomed is privately owned and had a 2005 net turnover of €748 million.
For more information visit www.nycomed.com

Dr. Nikolaus Schweickart, President and CEO of ALTANA AG and Dr. Hans-Joachim Lohrisch, President and CEO of ALTANA Pharma AG, will be available for more detailed information at today ’s conference call at 7:00 PM (local time, CEST)
To participate in the conference call please dial:
P +49 (0) 69 9897 2627 (Germany)
P +44 (0) 20 7138 0819 (UK)
P +1 718 354 1361 (USA)
To avoid delays in joining the call, please be so kind to dial in timely.
The audio-webcast will be available on our website at www.altana.com.
Replay:
Approximately one hour after the conclusion of the conference call you may call up an audio webcast-replay (available for four weeks) on the ALTANA website: www.altana.com
Press conference/Analyst call on September 22
A joint press conference for journalists will take place on September 22, at 9:30 a.m. (local time, CEST) in Frankfurt at the ArabellaSheraton CongressCenter. There will also be an analyst call at 11:30 a.m. (local time, CEST). More information on the relevant webcasts as well as this press release are available on our website www.altana.com.
Disclaimer
This press release contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this presentation include the expected completion of the sale and transfer of ALTANA Pharma to Nycomed, the prospective purchase price after adjustment, the expected consent of the extraordinary shareholders meeting and of the relevant antitrust authorities as well as the planned time schedule for the completion and for the transfer of the net proceeds to the shareholders.
These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause the outcome of the procedures and the transaction to be materially different from those that may be expressed or implied by such forward looking statements. These factors include the actual development of the business of ALTANA Pharma until Closing which could have an influence on the final adjusted purchase price, the outstanding consent resolution of the shareholders meeting, the decisions of the relevant antitrust authorities or other unexpected events which may have an influence on completion and the expected time table. Forward looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-150
F +49 (0) 6172 1712-158
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P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
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